Exhibit 99.1

Vimicro Announces the Hiring of Jimmy Dong as Chief Controller and the Appointment of David Tang as Chief Strategy Officer

BEIJING, April 3, 2013 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading PC-camera processor and IP-based surveillance solution provider, today announced the hiring of Jimmy Dong CPA, as Chief Controller to lead our finance team, effective April 1, 2013. The Company also appointed David Tang as the Company’s Chief Strategy Officer in charge of investment, investor relations and strategic business development activities in order to optimize the responsibilities among our senior management. After assuming his new role, David Tang will no longer serve as Chief Financial Officer of the Company.

Mr. Dong is a member of the American Institute of Certified Public Accountants (AICPA) and the Chinese Institute of Certified Public Accountants (CICPA) and is also a Certified Management Accountant (CMA). His extensive accounting background includes more than 12 years’ experience at several listed companies and international audit firms. Before joining Vimicro, Mr. Dong served as a financial controller at NYSE-listed TRW Automotive Holdings, where he was responsible for the administration and management of the operations of regional business units. Prior to that, he worked at NASDAQ-listed Globe Specialty Metals, Inc., where he served as a China senior financial manager. Before that, Mr. Dong worked as a senior auditor in the Beijing offices of both Deloitte International and Ernst & Young International. Prior to that, he was a finance and assistant audit manager at Hong Kong-listed Shenhua Group Corporation Limited. Mr. Dong earned a bachelor’s degree in financial management from the Capital University of Economics and Business in China.

“We are excited to welcome Mr. Dong to Vimicro’s finance team and we look forward to leveraging his extensive accounting and financial management experience. We expect his strong background to be a valuable asset and make a substantial contribution to Vimicro’s audit, reporting, and financial-filing functions. We are also pleased to announce David Tang’s appointment as Chief Strategy Officer to help guide the Company in new strategic directions,” commented Dr. John Deng, Vimicro’s Chief Executive Officer.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/Notebook, consumer electronics and surveillance markets. Vimicro is aggressively expanding business into the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Company Contact:

Vimicro International Corporation

Mr. David Tang, Chief Strategy Officer

Phone: +86 (10) 6894 8888 ext. 8811

E-mail: tangzhenyu@vimicro.com

Ms. Serena Zhang, Investor Relations Assistant

Phone: +86 (10) 6894 8888 ext. 7552

E-mail: zhangna@vimicro.com

www.vimicro.com

Investor Contact:

CCG Investor Relations

Mr. John Harmon, CFA, Sr. Account Manager

Phone: +86 (10) 8573 1014 (Beijing)

E-mail: john.harmon@ccgir.com

Mr. Roger Ellis, Senior Partner & SVP for M.I.

Phone: +1 (310) 954-1332 (Los Angeles)

E-mail: roger.ellis@ccgir.com

www.ccgir.com